UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Summit Midstream Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

866142102

(CUSIP Number)

Chris Leininger

12680 High Bluff Drive

Suite 400

San Diego, California 92130

858-703-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 866142102	13D	Page 1 of 10 pages

1	Names of Reporting Persons Energy Capital Partners II, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 51,234,693
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 51,234,693

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,234,693
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 54.8%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 866142102	13D	Page 2 of 10 pages

1	Names of Reporting Persons SMLP Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,915,827
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,915,827

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,915,827
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.3%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 866142102	13D	Page 3 of 10 pages

1	Names of Reporting Persons Summit Midstream Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 45,318,866
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 45,318,866

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,318,866
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.5%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 866142102	13D	Page 4 of 10 pages

1	Names of Reporting Persons Summit Midstream Partners Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 45,318,866
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 45,318,866

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,318,866
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.5%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 866142102	13D	Page 5 of 10 pages

Preliminary Note

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) by the Reporting Persons on February 1, 2016, as amended and restated by Amendment No. 8 to Schedule 13D filed with the Commission on April 4, 2019 (the “Schedule 13D”) relating to the Common Units of Summit Midstream Partners, LP (the “Issuer”). Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:.

On November 7, 2019, the Issuer and SMPH entered into a second amendment (the “Second Amendment”) to that certain Contribution Agreement between SMPH and the Issuer dated February 25, 2016, as amended, pursuant to which the Issuer, on November 15, 2019, made a cash payment of $51.75 million and issued 10,714,285 Common Units to SMPH (the “November 2019 Prepayment”). In addition, the parties agreed to further reduce by $19.25 million the remaining portion of the consideration due to SMPH under the Contribution Agreement. Following the Second Amendment and the November 2019 Prepayment, the remaining portion of the consideration due to SMP Holdings is $180.75 million (the “Remaining Consideration”). The parties also agreed to extend the final date by which the Issuer is obligated to deliver the Remaining Consideration to January 15, 2022. The Remaining Consideration remains payable to SMPH in (i) cash, (ii) Common Units or (iii) a combination of cash and the Common Units, and interest continues to accrue (and is payable quarterly in cash) at a rate of 8% per annum on any portion of the Remaining Consideration that remains unpaid after March 31, 2020. The form(s) of Remaining Consideration to be delivered by the Issuer to SMPH continue to be determinable by the Issuer in its sole discretion. The terms of the Second Amendment were approved by the conflicts committee of the board of directors of the general partner of the Issuer, which consists entirely of independent directors.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Units and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 93,493,473 Common Units outstanding at January 31, 2020 and gives effect to the Second Amendment issuance of 10,714,285 Common Units, as described above.

CUSIP No. 866142102	13D	Page 6 of 10 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Energy Capital Partners II, LLC	51,234,693	54.8%	0	51,234,693	0	51,234,693
Energy Capital Partners II, LP	51,234,693	54.8%	0	51,234,693	0	51,234,693
Energy Capital Partners II-A, LP	51,234,693	54.8%	0	51,234,693	0	51,234,693
Energy Capital Partners II-B, LP	51,234,693	54.8%	0	51,234,693	0	51,234,693
Energy Capital Partners II-C (Summit IP), LP	51,234,693	54.8%	0	51,234,693	0	51,234,693
Energy Capital Partners II (Summit Co-Invest), LP	45,318,866	48.5%	0	45,318,866	0	45,318,866
SMLP Holdings, LLC	5,915,827	6.3%	0	5,915,827	0	5,915,827
Summit Midstream Partners, LLC	45,318,866	48.5%	0	45,318,866	0	45,318,866
Summit Midstream Partners Holdings, LLC	45,318,866	48.5%	0	45,318,866	0	45,318,866

SMPH is the record holder of 45,318,866 Common Units and SMLP is the record holder of 5,915,827 Common Units.

ECP is the general partner of ECP GP, which is the general partner of each of the ECP Funds, which collectively hold more than a majority of the membership interests in Summit and are entitled to appoint all the directors of Summit. Summit is the sole member of SMPH. Accordingly, ECP, ECP GP and the ECP Funds may be deemed to indirectly beneficially own the 45,318,866 common units held by Summit and SMPH.

The ECP Funds, other than ECP Summit Co-Invest, also hold all of the membership interests in SMLP. Accordingly, ECP, ECP GP and the ECP Funds, other than ECP Summit Co-Invest, may be deemed to indirectly beneficially own all of the Common Units held by SMLP.

(c)	Except as set forth above, during the past 60 days none of the Reporting Persons or the Related Persons has effected any transactions in the Common Units.

(d)	None.

(e)	Not applicable.

CUSIP No. 866142102	13D	Page 7 of 10 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 3 above summarizes certain provisions of the Second Amendment. A copy of this agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding to the Exhibits as follows:

Exhibit Number	Description

3	Amendment No. 2 to Contribution Agreement between Summit Midstream Partners Holdings, LLC and Summit Midstream Partners, LP dated November 7, 2019 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 8, 2019).

CUSIP No. 866142102	13D	Page 8 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2020

Energy Capital Partners II, LLC

By:	/s/ Enoch O. Varner

Name:	Enoch O. Varner
Title:	Counsel

Energy Capital Partners GP II, LP
By: Energy Capital Partners II, LLC, its general partner

By:	/s/ Enoch O. Varner

Name:	Enoch O. Varner
Title:	Counsel

Energy Capital Partners II, LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

By:	/s/ Enoch O. Varner

Name:	Enoch O. Varner
Title:	Counsel

Energy Capital Partners II-A, LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

By:	/s/ Enoch O. Varner

Name:	Enoch O. Varner
Title:	Counsel

CUSIP No. 866142102	13D	Page 9 of 10 pages

Energy Capital Partners II-B, LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

By:	/s/ Enoch O. Varner

Name:	Enoch O. Varner
Title:	Counsel

Energy Capital Partners II-C (Summit IP), LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

By:	/s/ Enoch O. Varner

Name:	Enoch O. Varner
Title:	Counsel

Energy Capital Partners II (Summit Co-Invest), LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

By:	/s/ Enoch O. Varner

Name:	Enoch O. Varner
Title:	Counsel

SMLP Holdings, LLC

By:	/s/ Enoch O. Varner
Name:	Enoch O. Varner
Title:	Vice President

CUSIP No. 866142102	13D	Page 10 of 10 pages

Summit Midstream Partners, LLC

By:	/s/ Brock M. Degeyter
Name: Brock M. Degeyter
Title: Executive Vice President, General Counsel and Chief Compliance Officer

Summit Midstream Partners Holdings, LLC

By:	/s/ Brock M. Degeyter
Name: Brock M. Degeyter
Title: Executive Vice President, General Counsel and Chief Compliance Officer